

November 16, 2006

Mail Stop 7010

By U.S. Mail and facsimile

Mr. Sherman McKinniss
Chairman and Chief Executive Officer
Rotonics Manufacturing Inc.
17022 South Figueroa Street
Gardena, CA 90248

>   **Re: Rotonics Manufacturing Inc.**
>   **Preliminary Proxy Statement on Schedule 14A, amendment number 1**
>   **Filed November 6, 2006**
>   **File No. 001-09429**
>
>   **Schedule 13E-3 filed November 6, 2006**
>   **File No. 5-41743**
>
>   **Form 10-K for fiscal year ended June 30, 2006**
>   **File No. 001-09429**

Dear Mr. McKinniss:

    We have reviewed your amended filing and your response and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

General

1. We note your reference to "Confidential For Use of the Commission Only" at the top of your response letter. Please be advised that it is not appropriate to request such confidential treatment for your entire response letter. In addition, a request for confidential treatment cannot be granted if the information has already been filed on EDGAR as correspondence, without any redaction of the portion you would like to keep confidential. Therefore no such request will be granted.

2. We note your response to comment 5 of our letter dated October 25, 2006. Please revise your letter to stockholders to disclose that Mr. McKinniss also determined that the proposed transaction is substantively and procedurally fair to the unaffiliated holders of RMI stock.

Interests of RMI's Directors and Officers in the Merger, page 6

3. We note your response to comment 11 of our letter dated October 25, 2006. Please be sure to update your disclosure if Mr. McKinniss has reached a decision about appointments to the Board.

Background of the Merger, page 12

4. In the fifth paragraph on page 12, we note your indication that Mr. Berman assumed an acquisition price of $3.10 in providing Spell Capital with summary data. Revise to elaborate upon how Mr. Berman determined to use this amount in preparing such data.

5. In the sixth paragraph on page 12, please revise to explain in more detail concerning Spell Capital's proposal to require that Mr. McKinniss participate in the transaction. For example, disclose the reasons Spell Capital provided for making this proposal and the reasons that the Board and the Special Committee agreed to this aspect of the proposal.

6. We note your response to comment 30 of our letter dated October 25, 2006. Please revise to further clarify the strategic alternatives considered by the company and why it rejected these alternatives. Please be sure to specify each alternative in your revised proxy statement. For example, state, if true, that the company considered remaining a public company but rejected that alternative due to the reasons enumerated in the first paragraph. As another example, state, if true, whether the company considered any type of transaction other than an acquisition. Please be sure to clarify this point as a separate matter with respect Mr. McKinniss and the alternatives that he considered and rejected.

7. In your disclosure on page 15 concerning the August 16, 2006 special meeting of the Board, please revise describe in more detail what counsel reviewed with the Board concerning its fiduciary obligations.

Reasons for the Recommendation of the Special Committee and the Board of Directors, page 15
Implied Value of Consideration to be Received by Sherman McKinniss, page 16

8. We note your response to comment 35 of our letter dated October 25, 2006. Please revise your disclosure to acknowledge that the high end of the range of

values arrived at under both the discounted cash flow and market approach analyses exceeded the implied enterprise value but that the merger consideration was at the high end of both value ranges and, as you indicate, supported a determined of fairness from a financial point of view.

9. We note your response to comment 36 of our letter dated October 25, 2006. Please revise to disclose your response in your revised proxy statement.

Position of Mr. McKinniss as to the Fairness of the Merger, page 19
Substantive Factors, page 19

10. We note that you have revised your disclosure here to address comment 33 of our letter dated October 25, 2006. It does not appear, however, that you address the recent purchase activity of the company in the context of the fairness of the transaction. Please revise to discuss, consistent with Instruction 2(vi) of Item 1014 of Regulation M-A.

Procedural Factors, page 20

11. We note your response to comment 38 of our letter dated October 25, 2006. Please revise further to disclose Mr. McKinniss' determination with respect to the fact that the vote of a majority of unaffiliated stockholders is not required to approve the merger.

Factors Not Considered; Relative Weight Not Assigned to Factors Considered, page 20

12. You indicate here that "Mr. McKinniss has not relied on any report, opinion or appraisal in determining the fairness of the transaction to the Company's stockholders, but he does not disagrees [sic] with the conclusion expressed by Duff & Phelps…" This disclosure would appear to be inconsistent with the preceding disclosure on page 19 where Mr. McKinniss adopts the analysis of Duff & Phelps. Please revise.

13. On page 21, you indicate that Mr. McKinniss "did not consider the net book value or liquidation value of RMI to be a material factor in determining the fairness of the transaction to the Company's unaffiliated stockholders because he believed such values would be less than the merger consideration." Please revise to provide the basis for his belief.

Opinion of Financial Advisor to the Special Committee, page 21

14. Please disclose your response to comments 45 and 46 of our letter dated October 25, 2006 in your revised proxy statement, as well as the financial projections you provided supplementally.

15. We note your response to comment 47 of our letter dated October 25, 2006. Please revise to explain how this language limits the special committee's use of the Duff & Phelps opinion. In addition, please confirm to us that this limitation does not limit the use of the Duff & Phelps opinion and your proxy materials with respect to stockholder reliance on these materials.

Discounted Cash Flow Analysis, page 25

16. Please disclose your response to comment 48 of our letter dated October 25, 2006 in your revised proxy statement. For example, we note your response that Duff & Phelps "used the capital asset pricing model, as well as estimates of debt and equity costs for RMI in conjunction with its existing capital structure." Please also use quantification in your revised disclosure.

Comparable Public Company Analysis, page 25

17. Please disclose your response to comment 49 of our letter dated October 25, 2006 in your revised proxy statement and clarify that Duff & Phelps did not exclude any of the 11 companies named in this section.

Earnings to Fixed Charges, page 47

18. Please revise to present this information in accordance with the requirements set forth in Item 503(d) of Regulation S-K which requires you to disclose the ratio of earnings to fixed charges for each of the last five fiscal years and the latest interim period for which financial statements are presented in the document.

Merger Financing, page 36

19. We note your revised disclosure in response to comment 55 of our letter dated October 25, 2006 and your indication that Holding anticipates the receipt of approximately $10 million of equity capital from Spell Capital Partners Fund III, LP and Spell Capital Partners Fund III for Qualified Purchasers, LP. Please advise us as to the manner in which these parties are obligated to provide these funds. For example, are these funds subject to a capital call or is there a binding agreement in place to finance this payment?

Conditions to Completing the Merger, page 59

20. Please disclose your response to comment 60 of our letter dated October 25, 2006 in your revised proxy statement.

Incorporation by Reference, page 69

21. We note your response to comment 61 of our letter dated October 25, 2006.
Please disclose in your next amendment that you will deliver a copy of the Annual
Report on Form 10-K with the proxy statement.

22. As you will deliver a copy of the Annual Report on Form 10-K, please advise us
as to your basis for forward incorporation by reference. Alternatively, please
delete this section and provide appropriate disclosures.

Schedule 13e-3
Item 16. Material to be Filed as Exhibits

23. We note your response to comment 64 of our letter dated October 25, 2006.
Please file a copy of the fairness analysis presented by Duff & Phelps on August
11th.

24. We note your response to comment 65 of our letter dated October 25, 2006.
Please file as an exhibit the Summary of Indicative Terms of Senior and
Mezzanine Credit Facilities or any other commitment letter the parties may have
entered into with Wells Fargo. Please revise to disclose in your revised proxy
statement that Spell Capital has entered into these financing agreements with
Wells Fargo Bank. In addition, please revise to disclose the second to last
sentence of your response.

As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

Mr. Sherman McKinniss
Rotonics Manufacturing, Inc.
November 16, 2006
Page 6

  Please contact Lesli Sheppard, Senior Staff Attorney, at (202) 551-3708 with any questions. Alternatively, you may contact me at (202) 551-3760. You may also contact Mara Ransom, Special Counsel in the Office of Mergers and Acquisitions, at (202) 551-3264.

        Sincerely,

        Pamela A. Long
        Assistant Director

cc: Richard A. Peers, Esq. (*via facsimile* 650/324-6073)
   Marina Remennik, Esq.
   Heller Ehrman LLP
   275 Middlefield Road
   Menlo Park, CA 94025